1st Source Corporation
100 North Michigan Street
South Bend, IN 46601

August 3, 2006

Mr. Kevin W. Vaughn

Accounting Branch Chief

Mail Stop 4561

Securities Exchange Commission

Washington D. C. 20549

Re:	1st Source Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 3, 2006
File No. 000-06233

Dear Mr. Vaughn:

This letter is in response to your letter dated July 20, 2006 to 1st Source Corporation (1st Source). Your letter included three comments to which we have responded below. For your convenience, we have set forth the comment and provided our response immediately thereafter.

Comment: Please tell us what authoritative literature you relied upon in determining that investments in venture capital partnerships should be recorded at fair value. If you are applying the guidance in AICPA Investment Company Guide, tell us why you believe you are included in the scope of the guide.

Response:

1st Source accounts for its investments in venture capital partnerships on the equity method based upon the guidance included in EITF D-46. The venture capital partnerships which we have investments in, account for their investments at fair value pursuant to the guidance in the AICPA Investment Company Guide. As a result, our investments in these venture capital partnerships reflect the underlying fair value of the partnerships’ investments, and consequently, were described as being recorded at fair value in our 2005 Form 10-K. We account for our investments in venture capital partnerships that are owned three percent and greater under this method. We account for our investments in venture capital partnerships that are owned less than three percent at the lower of cost or market (the amount of these investments is not material). The Accounting Policies section of our future filings will be revised in order to clarify our accounting for these investments in venture capital partnerships.

Kevin W. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

August 3, 2006

Comment: We note that you recognize the entire amount of compensation expense for shares issued under your Executive Incentive Plan and Restricted Stock Award Plan at the date of grant. We also note that shares issued under such plans have vesting terms of five to ten years. Please tell us how you considered the guidance in paragraph 12 of APB 25 in determining that the compensation expense related to these shares should be fully recognized at the date of grant rather than over the stated vesting period. In addition, please tell us how this accounting policy impacted the amount of compensation expense that was recognized during the first quarter of 2006 upon the adoption of SFAS 123(R) using the modified prospective transition method.

Response:

Overview of the Plans: 1st Source designed the 1982 Restricted Stock Award Plan and the 1982 Executive Incentive Plan in order to reward certain key employees of one or more subsidiaries of 1st Source in the form of Book Value Shares, Market Value Shares, and/or Restricted Shares on an annual basis. In its implementation of the plans, the Executive Compensation and Human Resources Committee (the “Committee”) has consistently approved awards to recognize the contributions of these key individuals for services rendered to 1st Source over the year prior to the date the awards are granted. Additionally, under the terms of the plans a cash award is also granted.

For twenty-four years, with few exceptions, the Committee has made stock awards under the plans based solely upon participant performance during the immediately preceding year. Upon receipt of the award, the recipient has enjoyed all benefits of ownership of the shares awarded (other than the ability to dispose of the shares), including dividends and voting rights. The shares are subject to potential forfeiture over the succeeding forfeiture period, five or nine years, as applicable, based on minimum overall corporate performance goals. Nothing other than the recipient’s continued employment with 1st Source during the forfeiture period has ever been required of the recipient.

From the time of inception to the present, the intention of 1st Source’s stock-based compensation plans has been to reward key employees for past services. Each annual award is made based on the quality of the performance for the year just-ended with no further employee performance conditions for future service. The recipient is not required to take any affirmative action or do anything further other than remain employed with the company. The continued employment requirement is not applicable at all if there is a change in control or the employee retires at normal retirement age.

1st Source’s Accounting for Stock-Based Compensation Prior to Adoption of SFAS 123(R): 1st Source accounted for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, and related

Kevin W. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

August 3, 2006

interpretations. We have been asked to respond specifically as to how we considered the guidance in paragraph 12 of APB 25 in determining that the compensation expense related to these shares should be fully recognized at the date of grant rather than over the stated vesting period.

APB 25 – Paragraphs 12 states:

Accruing Compensation Cost. Compensation cost in stock option, purchase, and award plans should be recognized as an expense of one or more periods in which an employee performs services and also as part or all of the consideration received for stock issued to the employee through a plan. The grant or award may specify the period or periods during which the employee performs services, or the period or periods may be inferred from the terms or from the past pattern of grants or awards (ARB No. 43, Chapter 13B, paragraph 14; APB Opinion No. 12, Omnibus Opinion—1967, paragraph 6).

In consideration of the guidance provided by APB 25 paragraph 12, 1st Source determined that proper accounting for the compensation expense associated with the awards granted under the stock-based compensation plans required that the compensation expense related to the awards be fully recognized at the date of grant as the awards were for past services.

1st Source believes that our interpretation of the guidance provided in paragraph 12 of APB 25 was validated by the editors of the CCH Accounting Research ManagerTM who note the following as relates to Paragraph 12 of APB 25: “The FASB recognized that in some instances, shares are awarded with the stipulation that full rights to the shares will vest over future periods, even though the facts make it clear that the grant or award is in consideration of services already performed. This is particularly true when the grant or award is made under a plan that contemplates annual grants or awards (e.g., an annual bonus plan). In such circumstances, when the award is determined to relate to past services, the compensation cost should be charged to expense in the period the stock is awarded.” (emphasis added)

Impact of Adoption of SFAS 123(R): As described above under APB 25, we recognized compensation expense related to stock awards fully at the date of grant. These awards although fully earned were not fully vested as they were subject to forfeiture for employees leaving before the forfeiture period had lapsed. Under the provisions of SFAS 123(R), we are required to recognize estimated forfeitures. As a result with the adoption of SFAS 123(R) in the first quarter of 2006, we reversed previously recognized stock-based compensation expense related to the estimated forfeitures of stock awards. The cumulative effect of this change in accounting was $0.40 million, net of income taxes.

For stock-based compensation awards granted after January 1, 2006, we recognize compensation expense only for those shares expected to vest on a straight line basis over the requisite service period of the award, for which we are using the vesting term.

Kevin W. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

August 3, 2006

Comment: We note that you provide certain health care and life insurance benefits for substantially all of your retired employees. Please revise future filings to provide the disclosures required by paragraph 5 of SFAS 132R for such postretirement benefits.

Response:

As stated in Note M – Employee Benefit Plans, we believed that our accrued postretirement benefit cost was not material at December 31, 2005, 2004, and 2003. Our periodic postretirement benefit cost amounted to $0.33 million and $0.10 million for years ended December 31, 2005 and 2004, respectively. Our accrued postretirement benefit cost was $1.44 million and $1.11 million for years ended December 31, 2005 and 2004, respectively. The maximum lifetime benefit payable per employee is $15,000 and, therefore; we believe that the disclosures required by paragraph 5 of SFAS 132R are not required due to the immateriality of the amounts involved.

Acknowledgment:

In connection with the above response, we acknowledge that:

•	1st Source is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	1st Source may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above response has adequately addressed your questions. Please direct any additional questions regarding the review and this related response to me at (574) 235-2702.

Sincerely,

/s/LARRY E. LENTYCH

Larry E. Lentych

Treasurer and Chief Financial Officer

Principal Accounting Officer

cc:	Christopher J. Murphy III, CEO
John B. Griffith, General Counsel
Audit Committee